Mail Stop 6010


	August 2, 2005


Peter Hoyle
GA Computer Sciences Inc.
#349-6540 East Hastings Street
Burnaby, British Columbia
Canada V5B 4Z5

Re:	GA Computer Sciences Inc.
	Amendment No. 1 to Registration Statement on Form SB-2
      Filed July 12, 2005
      File No. 333-124607

Dear Mr. Hoyle:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors, page 6

We may have to write-off obsolete inventory . . ., page 7

1. We note that the only product currently available for sale on your web site appears to be OpenOffice.org version 1.1.1. We further note that OpenOffice.org version 1.1.4 is available for download from http://www.openoffice.org/, and that OpenOffice.org version 2.0 is in development. Please revise your statement that "it is possible that the organization OpenOffice.org will release a newer version . . .."
to reflect that later versions are available and currently in development. If you have in the past written off obsolete inventory, disclose the amount of the write-off here.

Analysis of Financing Scenarios, page 11

2. We note your response to prior comment 11. Please tell us how filing single page screenshots of web site addresses contained in your registration statement satisfies the requirement in footnote 41 of Release No. 33-7856 to file all hyperlinked information as part of
your registration statement.   In addition, please file all
required
information associated with www.aacom.net if you elect to maintain a reference to this web site in your registration statement.

Selling Shareholders, page 14

3. Please disclose the offering dates mentioned in your response to comment 30.

Common Stock, page 24

4. Please reconcile the statements in the first paragraph which indicate that you have authorized 75,025,000 shares with the statement in the fourth paragraph that you have authorized
75,000,000
shares.

Description of Business, page 29

Business of Issuer, page 29

5. We note your response to prior comment 17. Please clarify your competitive advantages and disadvantages.

6. Please tell us how you determined that it can take "many days" to download the software using a dial-up internet connection and "several hours" with a high-speed internet connection. Disclose the estimated download speeds used to determine the download time estimates and disclose the size of the software files that must be downloaded.

Management`s Discussion and Analysis, page 33

Open Office Version 1.1 Obsolescence Plan, page 34

7. Refer to your response to prior comment 21. We note your revised disclosure that the Version 2.0 software will become available between July 1, 2005 and December 31, 2005. Please revise to clarify that your entire inventory of OpenOffice CD-ROMs will become obsolete in your next quarter, if true. Quantify the amount of the write-off.
Update your subsequent events note to discuss as well.

8. In this regard, we also note that your business will be impaired for approximately one month while the Version 2.0 CD-ROMs are being manufactured. Please revise to clarify what is meant by this disclosure.

Certain Relationships and Related Party Transactions, page 37

9. We note your response to prior comment 23. Please tell us how you plan to monitor compliance with and enforce your verbal agreements with Mr. Hoyle and the selling shareholders.

Market for Common Equity and Related Stockholder Matters, page 38

10. We note your response to prior comment 25. Please tell us why you continue to state that "all of the 3,900,000 shares of our common stock owned by Mr. Hoyle can be sold pursuant to Rule 144 on October
20, 2005."

*     *     *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Dennis Hult at (202) 551-3618 or Angela
Crane,
Accounting Branch Chief, at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters.
Please contact Donald C. Hunt at (202) 551-3647 or me at (202)
551-
3617 with any other questions.

            Sincerely,



            	Russell Mancuso
	Branch Chief


cc (via fax):  	Joseph I. Emas, Esq.
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Peter Hoyle
GA Computer Sciences Inc.
August 2, 2005
Page 1